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	INDIANA MICHIGAN POWER COMPANY
	RIVER TRANSPORTATION DIVISION
	QUARTERLY REPORT PER REQUIREMENTS
	OF HOLDING COMPANY ACT RELEASE NO. 24039
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000



	CONTENTS

							    Page

Summary of Billings                                           1

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	INDIANA MICHIGAN POWER COMPANY
	RIVER TRANSPORTATION DIVISION
	SUMMARY OF BILLINGS
	BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2000
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					       April 2000                   May 2000                     June 2000

				       Tons       Fee    Amount    Tons        Fee    Amount    Tons        Fee    Amount

					       (per ton)  (000)             (per ton)  (000)             (per ton)  (000)

BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . . 218,588   $2.45    $535     240,324    $2.18    $524     124,375    $2.20    $274

    Amos Plant . . . . . . . . . . . .  77,484   $1.45     113      16,488    $1.33      22      59,215    $1.43      85

      Total. . . . . . . . . . . . . . 296,072            $648     256,812             $546     183,590             $359

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . . 227,276   $2.16    $490     133,943    $2.51    $336     234,998    $2.31    $542

    Kanawha River Plant. . . . . . . .  62,277   $0.90      56      87,669    $0.88      77      96,011    $0.90      87

      Total. . . . . . . . . . . . . . 289,553            $546     221,612             $413     331,009             $629

  Ohio Valley Electric Company . . . .  57,015   $1.05     $60      87,177    $1.04     $91      63,982    $1.04     $67

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . . 169,718   $2.41    $408     195,776    $2.59    $507     194,882    $2.27    $443

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . . 855,055   $1.86  $1,588     945,744    $1.85  $1,747     897,095    $1.88  $1,683

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .  83,750   $0.72    $ 61     106,171    $1.28    $136      28,760    $0.86    $ 25

    Gavin Plant. . . . . . . . . . . . 140,994   $1.21     171     206,514    $1.20     247     153,074    $1.36     208

      Total. . . . . . . . . . . . . . 224,744            $232     312,685             $383     181,834             $233

BARGING SERVICE BILLINGS

TO UNAFFILIATED COMPANIES:

  Buckeye Power Company:
    Cardinal Plant (Unit 2 & 3). . . .  96,540   $2.52    $243      58,681    $2.56    $150     112,283    $3.01    $338

  Other Coal . . . . . . . . . . . . . 157,263   $2.12    $334     144,952    $2.20    $319     111,541    $2.28    $254

  Other. . . . . . . . . . . . . . . . 352,857            $739     410,568             $830     434,605             $888

Note: The above amounts include demurrage charges.
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